Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside Petroleum Ltd.
ASX Announcement	ACN 004 898 962
Mia Yellagonga
Monday, 22 November 2021	11 Mount Street
Perth WA 6000
ASX: WPL	Australia
OTC: WOPEY	T +61 8 9348 4000
www.woodside.com.au

SCARBOROUGH FID TELECONFERENCE AND INVESTOR PRESENTATION

A teleconference providing an overview of the Scarborough and Pluto Train 2 developments and a question and answer session will be hosted by Woodside CEO Meg O’Neill at 08.00 AWST (11.00 AEDT) on Tuesday, 23 November 2021.

We recommend participants pre-register 5 to 10 minutes prior to the conference call with one of the following links:

•	https://webcast.openbriefing.com/8165/ to listen to a live stream of the conference call and view the presentation slides

•	https://s1.c-conf.com/diamondpass/10017965-mas722.html to participate in the conference call with the ability to queue to ask questions.

Following pre-registration, participants will receive the teleconference details and a unique access passcode.

An investor presentation follows this announcement and will be referred to during the conference call.

The presentation is to be read in conjunction with the announcement “Scarborough and Pluto Train 2 developments approved” released to the ASX earlier today.

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

SCARBOROUGH DEVELOPMENT APPROVED 22 November 2021 www.woodside.com.au investor@woodside.com.au INVESTOR PRESENTATION

Disclaimer and risks This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable as at the date of this presentation but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Some matters are subject to approval of joint venture participants. Woodside makes no representation, assurance or guarantee as to the accuracy or likelihood of fulfilment of any forward-looking statement or any outcomes expressed or implied in any forward-looking statement. The forward-looking statements in this presentation reflect expectations held at the date of this presentation. Except as required by applicable law or the ASX Listing Rules, Woodside disclaims any obligation or undertaking to publicly update any forward-looking statements, or discussion of future financial prospects, whether as a result of new information or of future events. This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. Notes to petroleum resources estimates Unless otherwise stated, all petroleum resource estimates are quoted as at the balance date (i.e. 31 December) of the Reserves Statement in Woodside’s most recent Annual Report released to the Australian Securities Exchange (ASX) and available at https://www.woodside.com.au/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). The Reserves Statement dated 31 December 2020 has been subsequently updated by ASX announcements dated 15 July 2021, 18 August 2021, 21 October 2021, 5 November 2021 and 22 November 2021. Woodside is not aware of any new information or data that materially affects the information included in the Reserves Statement. All the material assumptions and technical parameters underpinning the estimates in the Reserves Statement continue to apply and have not materially changed. Woodside reports reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO), while for the onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility. Woodside uses both deterministic and probabilistic methods for estimation of petroleum resources at the field and project levels. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. Note that the aggregated Proved level may be a very conservative estimate due to the portfolio effects of arithmetic summation. ‘MMboe’ means millions (106) of barrels of oil equivalent. Dry gas volumes, defined as ‘C4 minus’ hydrocarbon components and non-hydrocarbon volumes that are present in sales product, are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of oil and condensate, defined as ‘C5 plus’ petroleum components, are converted from MMbbl to MMboe on a 1:1 ratio. The estimates of petroleum resources are based on and fairly represent information and supporting documentation prepared under the supervision of and approved by Mr Jason Greenwald, Woodside’s Vice President Reservoir Management. Mr Greenwald is a full-time employee of the company and a member of the Society of Petroleum Engineers. His qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience. Assumptions Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) a US$65/bbl Brent oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals being obtained. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside’s current position in relation to these opportunities. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole. Woodside “greenhouse gas” or “emissions” information presented are Scope 1 and Scope 2 emissions released to the atmosphere as a result of an activity, or series of activities at a facility level. Greenhouse gas definitions and global warming potentials to convert emissions into tonnes of carbon dioxide equivalent (tCO2-e) are as per Australia’s National Greenhouse and Energy Reporting scheme. Other important information All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Petroleum Ltd or its applicable subsidiaries. Disclaimer, risks and assumptions

Scarborough development approved

1	DEVELOPS WORLD-CLASS RESOURCE	Offshore development of **11.1 Tcf dry gas** (100%) Leverages **existing infrastructure** Utilises **Woodside's core capabilities**
2	PROVIDES LONG-TERM RETURNS	**Enduring value** for Woodside shareholders **Capital expenditure reduced** by Pluto Train 2 sell-down ~60% of Scarborough **capacity contracted**[1]
3	SUPPORTS DECARBONISATION	**~0.1% CO_2 in reservoir** Supports **decarbonisation goals** of our customers in **Asia** Contributes cashflow to **fund the energy transition**

1. At Woodside's current upstream equity interest of 73.5%.

3
Woodside

Key project data

OFFSHORE DEVELOPMENT

11.1 Tcf
resource size, 100%

~**0.1** %
CO_2 in reservoir

8
subsea **high-rate gas wells** in phase 1

ONSHORE DEVELOPMENT

5 Mtpa + up to **3** Mtpa
Pluto Train 2 **Pluto Train 1**
production capacity

225 TJ/day
new **domestic gas** capacity

>$**3.5** billion
capital expenditure **released through Train 2 sell down** to GIP

COST

$**5.7** billion
offshore component
capital cost, 100%

$**6.3** billion
onshore component
capital cost, 100%

$**6.9** billion
Woodside total capital cost[1]

RETURN

>**13.5** %
internal rate of return[2]

~$**5.8** per MMBtu
cost of supply[2]

~**6** years
payback period[2]

1. Assumes Woodside equity of 73.5% in Scarborough and 51% in Pluto Train 2, includes GIP's additional funding of ~$835m of capital expenditure from the sell-down of Pluto Train 2 and excludes contingent payments due on FID.
2. IRR, Woodside cost of supply and payback period assume Woodside equity of 73.5% in Scarborough, 51% in Pluto Train 2 and 90% in Pluto LNG; includes GIP's additional funding of ~$835m of capital expenditure from the sell-down of Pluto Train 2 and payments due on FID to ExxonMobil and BHP. IRR and payback period are a look forward from January 2021 and assume US$65/bbl (real terms 2022) Brent oil price. The integrated Woodside cost of supply (real terms 2021) is based on a 10% rate of return (both upstream and downstream), includes shipping to north Asia and is a look forward from January 2020. Payback period is calculated from undiscounted cash flows, RFSU + approximately 6 years.

4

Targeting first cargo in 2026

OFFSHORE DEVELOPMENT

Reservoir	• 11.1 Tcf dry gas (100%)[1] • 1.4 billion boe (2P, Woodside share)
Floating production unit	• 8 Mtpa of LNG plus domestic gas[2] • 950m water depth
Subsea, umbilicals, risers and flowlines	• 8 wells at RFSU, 13 over field life • Industry standard 7" subsea trees
Trunkline	• ~430 km to the Pluto LNG facility • Optimal location for future tie-backs

ONSHORE DEVELOPMENT

Pluto Train 2	• New train with 5.0 Mtpa capacity • Optimized Cascade™ technology
Pluto Train 1	• Modifications to process up to 3 Mtpa of Scarborough gas
Domestic gas	• New domestic gas plant with 225 TJ/day capacity



Scarborough floating production unit
Pluto platform
Pluto LNG
Pluto Train 2
Domestic gas infrastructure
Pluto-KGP Interconnector
Approved
Existing

Conceptual image, not to scale.
1. Net of non-saleable inerts and upstream fuel and flare.
2. Feedgas equivalent.

5 Woodside

Optimised and mature offshore development


SCA 07
SCA 13
SCA 06
SCA 12
SCA 05
SCA 03
SCA 10
SCA 11
SCA 01
SCA 04
SCA 08
SCA 09
SCA 02
RFSU wells
Post RFSU wells

1 Wells and reservoir

- Infrastructure for up to 20 wells
- 250 mmscf/d per well maximum production
- Gas composition: ~95% CH_4, ~5% N_2, ~0.1% CO_2
- Short completion length, open hole gravel pack wells

2 Subsea, umbilical, risers and flowlines (SURF)

- Three 16" carbon steel gathering flowlines
- Three import and three export 14" flexible risers

3 Semi submersible floating production unit (FPU)

- 1,750 mmscf/d capacity
- ~36,000t hull and ~30,000t topside[1]
- Separation, dehydration, compression
- Mono-ethylene glycol regeneration, storage and injection
- Remotely operated from Perth
- Allowances for future FPU tie-backs

4 Export trunkline

- ~240 bar absolute design pressure
- Utilises the NWS shipping channel and existing shore crossing corridors created by the Pluto foundation project

Conceptual image, not to scale.
1. Dry not-to-exceed weight.

6
Woodside

Onshore development utilising existing facilities


Export trunkline
Pluto Train 1
Pluto-KGP
Interconnector
Pluto Train 2
Approved
Existing

1 New Pluto Train 2

- Optimized Cascade™ technology
- Engineering, procurement and construction (EPC) contract awarded to Bechtel
- Six LM6000 PF+ aeroderivative gas turbines for refrigerant drivers
- New refrigerant storage and import facilities
- Gas turbine generator connecting to Train 1 power system

2 Existing plant modifications

- Power generation, control room and flare integration
- Storage and loading rundown tie-ins for the new Pluto Train 2
- Boil off gas recovery from storage to the new Pluto Train 2
- Utilities, power generation and fuel gas system upgrades to support new capacity

3 Domestic gas facility

- Compression, metering and minor treatment

4 Existing Pluto LNG facility

- Reliable plant designed for lean gas and high nitrogen
- Existing LNG storage and loading supporting up to 12 Mtpa
- Minimal disruption to existing operations

Conceptual image, not to scale.

7

Contributing to a lower-carbon future

Reservoir CO_2 in relation to other Australian LNG projects[1]



20%
15%
10%
5%
0%
18.0%
12.5%
9.5%
9.0%
7.5%
~3.8%
~2.4%
~2.0%
~0.1%
Julimar-Brunello
NWS
Pluto
Scarborough

Amongst the lowest carbon intensity LNG sources[2,3]



Australian LNG facilities
International LNG facilities
tCO2-e/t LNG
1.00
0.75
0.50
0.25
0.00
KGP T1-T3
KGP T1-T5
Pluto LNG
KGP T4 & T5
Pluto Train 2
United States
Qatar
Qatar
Qatar
Qatar
Papua New Guinea
Nigeria
Qatar
Qatar
Norway
Oman
United States
LNG facility, excluding reservoir CO2
Reservoir CO2

1. Source: Scarborough Offshore Project Proposal. Dataset includes Barossa, Browse, Gorgon, Ichthys and Prelude. Where a range for reservoir CO_2 was disclosed for other reserves, midpoint value taken for the chart.
2. Source: publicly available company information.
3. Scarborough gas processed through Pluto Train 2.

LNG assists coal-to-gas switching in Asia

Aligned with our customers' decarbonisation goals

Will be one of the lowest carbon intensity projects for LNG delivered to customers in north Asia[3]

8

Woodside

Assessing other opportunities to reduce emissions Path to net zero includes Scarborough development Emissions reduced through design out Baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets, with an FID prior to 2021. Baseline will be adjusted for the combined Woodside and BHP petroleum portfolio subject to final agreements and approvals. 15% by 2025 30% by 2030 Net zero aspiration by 2050 Woodside’s equity emissions reduction targets1 Offshore design improvements achieving ~12% reduction in emissions Pluto Train 2 design improvements in greenhouse gas intensity

Fully termed processing and services agreement (PSA) executed for processing of Scarborough gas through Pluto LNG facilities The PSA allows the Scarborough Joint Venture to access: LNG processing services at a rate of up to 8 Mtpa Domestic gas processing services up to 225 TJ/day Sale and purchase agreement entered into with Global Infrastructure Partners (GIP) for the sale of a 49% interest in Pluto Train 21 GIP will fund its 49% share plus an additional amount of capital expenditure of approximately US$835 million Completion expected in January 2022 Commercial and accounting Increase in useful life for Pluto onshore assets, reducing annual depreciation Capitalisation of borrowing costs from FID to start-up, reducing net finance cost COMMERCIAL AGREEMENTS EQUITY SALE ACCOUNTING IMPLICATIONS Refer to ASX announcement dated 15 November 2021.

Capital cost and integrated schedule

Capital cost of US$12.0b (100%)

Peak spend 2023

Indicative annual spend (100%)[1]



4
3
2
1
0
$ billion
2021
2022
2023
2024
2025
2026
2027
Targeting first cargo 2026



SURF
Detail design | procurement | fabrication
Flowline reel lay
Flex lay
Trunkline
Detail design | procurement | fabrication | coating | transport
Lay | precommission
Drilling and completions
Drilling
FPU
Design | procurement
Fabrication | yard commissioning
Integration | start-up
Pluto Train 2
Design | procurement | fabrication
Construction
Commissioning | start-up

1. Excluding contingent payments due on FID.

11

Woodside

De-risked execution COST Scope maturity and EPC lump sum provides cost certainty All commodities and labour rise and fall mechanisms agreed 75% of steel pricing expected to be locked in by Q1 2022 CONTRACTING Major execute contracts have been re-validated, incorporating market and commodity pricing At FID, greater than 90% of pricing is lump sum or fixed rate SCHEDULE Continuity of contractor from FEED to execute pre-FID work De-risked integrated project development schedule RISKS MITIGATIONS COVID-19 Offshore contractors have continued to operate in the current environment Cost and schedule risk analysis accounted for additional impacts; scenarios have been stress tested REGULATORY Federal and State primary environmental approvals to support FID in place

Scarborough development approved

DEVELOPS
WORLD-CLASS RESOURCE

11.1 Tcf
resource size, 100%

8 Mtpa
development plus
225 TJ/day domestic gas

957 MMboe
Increase to **1P reserves**

1,433 MMboe
Increase to **2P reserves**

Capital efficient development leveraging existing infrastructure

De-risked contracting model, development concept and execution strategy

PROVIDES
LONG-TERM RETURNS

>**13.5** %
internal rate of return[1]

~$**5.8** per MMBtu
globally competitive **cost of supply**[1]

~**6** years
payback period[1]

$**6.9** billion
Woodside capital cost
73.5% offshore, 51% onshore[2]

~$**26** billion
expected net cash flow[1]

Increased jobs, taxation revenue and supply of gas to domestic and export markets

SUPPORTS
DECARBONISATION

~**0.1** %
CO_2 in reservoir

~**0.26** tCO_2-e/ t LNG
Train 2 design intensity

Assessing other options to **reduce emissions**

Path to net zero includes Scarborough development

Amongst the lowest carbon intensity projects for LNG delivered to north Asia[3]

Contributes **cashflow to help fund the energy transition**

Targeting first cargo 2026

1. IRR, Woodside cost of supply and payback period assume Woodside equity of 73.5% in Scarborough, 51% in Pluto Train 2 and 90% in Pluto LNG; includes GIP's additional funding of ~$835m of capital expenditure from the sell-down of Pluto Train 2 and payments due on FID to ExxonMobil and BHP. IRR and payback period are a look forward from January 2021 and assume US$65/bbl (real terms 2022) Brent oil price. The integrated Woodside cost of supply (real terms 2021) is based on a 10% rate of return (both upstream and downstream), includes shipping to north Asia and is a look forward from January 2020. Payback period is calculated from undiscounted cash flows, RFSU + approximately 6 years.
2. Includes GIP's additional funding of ~$835m of capital expenditure from the sell-down of Pluto Train 2 and excludes contingent payments due on FID.
3. Scarborough gas processed through Pluto Train 2.

13
Woodside

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.